U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940


[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.   Name and Address of Reporting Person*
          Hibbs               Robert                  R.
          (Last)              (First)             (Middle)

          c/o Tower Automotive, Inc. 6303 28th Street, S.E.
                              (Street)

        Grand Rapids            MI                49546
          (City)              (State)             (Zip)

2.   Issuer Name and Ticker or Trading Symbol
     Tower Automotive, Inc. TWR

3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Statement for Month/Year
     2/98

5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person to Issuer (Check all applicable)

     ____ Director                      ___ 10% Owner
     ____ Officer (give title below)    _X_ Other (specify below)
             -Assistant Secretary & Assistant Treasurer

7.   Individual or Joint/Group Filing (Check applicable line)

     _X_  Form filed by One Reporting Person
     ___  Form filed by More than One Reporting Person


TABLE I - Non-Derivative Securities Acquired, Disposed of, or Benefically Owned

1.   Title of Security (Instr. 3)
     a.   Common Stock
     b.   Common Stock
     c.   Common Stock
     d.   Common Stock
     e.   Common Stock

2.   Transaction Date (Month/Day/Year)
     a.   2/23/98
     b.   2/23/98
     c.   2/23/98
     d.   2/23/98
     e.   2/18/98

3.   Transaction Code (Instr. 8)
          Code      a.   S
                    b.   S
                    c.   S
                    d.   S
                    e.   S
          V         a.   -
                    b.   -
                    c.   -
                    d.   -
                    e.   -

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
          Amount         a.    1,400 (1)
                         b.    3,600 (1)
                         c.    5,000 (1)
                         d.   44,000 (1)
                         e.   46,000 (1)
          (A) or (D)     a.        D
                         b.        D
                         c.        D
                         d.        D
                         e.        D
          Price          a.  45.0625
                         b.  45.125
                         c.  45.5
                         d.  45.25
                         e.  46.00

5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4) 373,260 (I) (1)

6.   Ownership Form: Direct (D) or Indirect (I) (Instr. 4)
     (I)

7.   Nature of Indirect Beneficial Ownership (Instr. 4)
     (1)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

                            (Print or Type Responses)
*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v)
                                                                          (over)

 Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.   Title of Derivative Security (Instr. 3)


2.   Conversion or Exercise Price of Derivative Security


3.   Transaction Date (Month/Day/Year)


4.   Transaction Code (Instr. 8)
          Code
          V

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
          (A)
          (D)

6.   Date Exercisable and Expiration Date (Month/Day/Year)
          Date Exercisable
          Expiration Date

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
          Title
          Amount or Number of Shares

8.   Price of Derivative Security (Instr. 5)


9.   Number of Derivative Securities Beneficially Owned at End of Month
     (Instr. 4)


10.  Ownership Form of Derivative Security: Direct (D) or Indirect (I)
     (Instr. 4)


11.  Nature of Indirect Beneficial Ownership (Instr. 4)




Explanation of Responses:
(1) The reporting person is a partner of J2R Partners (the "Partnership"). As such, the reporting person may be deemed to have a pecuniary interest in the shares of common stock owned by the Parntership to the interest in the shares of common stock owned by the Partnership to the extent of his proportionate partnership interest. The reporting person expressly disclaims beneficial ownership of shares owned by the Partnership.


                                     /s/ Michael G. Wooldrige            3/10/98
                                     **Signature of Reporting Person        Date
                                     Michael G. Wooldridge for
                                     Robert R. Hibbs
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.